Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED
CHARGES AND RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED
STOCK DIVIDENDS
(Millions of Dollars)

	Year Ended December 31,
	2007		2006(1)		2005(1)		2004		2003
Ratio of Earnings to Fixed Charges:
Earnings:
Income from continuing operations before income tax expense, minority interest in net income of consolidated subsidiaries, distributions on preferred securities of subsidiary trusts, and income from equity investees	$6,743		$7,872		$5,013		$2,726		$981
Add:
Fixed charges	658		566		474		410		396
Amortization of capitalized interest	15		9		8		7		6
Distributions from equity investees	-		47		50		42		26
Less:
Interest capitalized	(107)		(165)		(66)		(37)		(26)
Distributions on preferred securities of subsidiary trusts	-		-		-		-		(17)
Minority interest in net income of NuStar Energy L.P.	-		-		-		-		(2)

Total earnings	$7,309		$8,329		$5,479		$3,148		$1,364

Fixed charges:
Interest expense, net	$359		$212		$268		$260		$261
Interest capitalized	107		165		66		37		26
Rental expense interest factor (2)	192		189		140		113		92
Distributions on preferred securities of subsidiary trusts	-		-		-		-		17

Total fixed charges	$658		$566		$474		$410		$396

Ratio of earnings to fixed charges	11.1	x	14.7	x	11.6	x	7.7	x	3.4	x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total earnings	$7,309		$8,329		$5,479		$3,148		$1,364

Total fixed charges	$658		$566		$474		$410		$396
Preferred stock dividends	-		3		20		19		7

Total fixed charges and preferred stock dividends	$658		$569		$494		$429		$403

Ratio of earnings to fixed charges and preferred stock dividends	11.1	x	14.6	x	11.1	x	7.3	x	3.4	x

(1)	Amounts for 2006 and 2005 have been restated due to the presentation of the operations of the Lima Refinery as discontinued operations in the consolidated statements of income.

(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.